FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]       Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 1 - 2006 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange (the "Exchange") on March 8, 2006.

Exhibit 1


                                                                            TORM
ANNUAL REPORT 2005


ANNOUNCEMENT NO. 1 - 2006

                                                                    8 March 2006

TORM 2005 result is better than expected. Proposed dividend of DKK 23 (USD 3.6) per share. Expectations for 2006 profit before tax of USD 140- 160 mill.


Key points          o    Net profit after tax for the year was USD 299 mill.
                         (DKK 1,795 mill.). The Board of directors considers the result to be highly satisfactory. Earnings per share
                         (EPS) rose to USD 8.6 (DKK 51.5) in 2005 from USD 5.4
                         (DKK 32.2) in 2004.

                    o    EBITDA was USD 351 mill. (DKK 2,105 mill.).

                    o Cash flow before financial items was USD (212) mill. (DKK (1,272) mill.). Cash flow from operating activities was USD 261 mill. (DKK 1,566 mill.), whilst cash flow from investing activities was USD (473) mill. (DKK (2,837) mill.).

                    o Shareholders' equity was USD 905 mill. (DKK 5,721 mill.) as at 31 December 2005 equivalent to USD 26.0 per share (DKK 164.2) excluding treasury shares.

                    o The market value of the Company's fleet as at 31 December 2005 exceeded the book value by USD 768 mill. (2004: USD 573 mill.) equivalent to USD 22.0 per share (DKK 139.4) excluding treasury shares.

                    o    Return on Invested Capital (RoIC) was 33.8% (2004:
                         31.0%), whilst Return on Equity (RoE) was 36.9% (2004:
                         33.1%).

                    o It is anticipated that freight rates in product tank will fall from the exceptionally high freight rates in 2005. This will to some extent be offset by the increase in TORM's product tanker fleet, which is expected to result in an increase of 26% in the number of earning days in 2006 as against 2005. As at 1 March 2006, approximately 36% of the earning days for TORM's product tankers had been hedged for 2006 at satisfactory rates.

                    o Freight rates for the Company's dry bulk carriers are expected to drop in 2006 from the very high freight rates in 2004/2005. As at 1 March 2006, TORM had hedged approximately 69% of the earning days for the Panamax vessels in 2006 at an average rate of USD 18,360/day.

                    o The profit before tax forecast for 2006 is USD 140-160 mill. The comparative figure in 2005 was USD 232 mill. excluding dividends (USD 12.8 mill.) and profit from sale of vessels (USD 54.7 mill.).

                    o A strategy plan for the period until 2008 is approved with focus on a significant increase in earning days especially within product tank.

                    o As a result of the extraordinarily high and very satisfactory operating result, the Board of directors recommends, subject to approval by the Annual General Meeting, that an exceptionally large dividend of DKK 23 (USD 3.6) per share be paid corresponding to a total dividend payment of DKK 837 mill. (USD 132 mill.) and equivalent to a return of 7.5% based on the share price at the end of 2005.

Telephone conference     A telephone conference and webcast (www.torm.com)
                         reviewing the Annual Report 2005 will take place today, 8 March 2006, at 17:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45
                         3271 4611 (from Europe) or +1 334 323 6203 (from the
                         USA). A replay of the conference will be available from TORM's website.

Contact                  A/S Dampskibsselskabet TORM   Telephone +45 39 17 92 00
                         Tuborg Havnevej 18            Klaus Kjaerulff, CEO
                         DK-2900 Hellerup - Denmark    Klaus Nyborg, CFO


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SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS


Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

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

GROUP FINANCIAL HIGHLIGHTS

                                                                                            Danish GAAP
-------------------------------------------------------------------------------------------------------------------------------
                                                                   2005         2004          2003*)       2002*)      2001*)
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENTS
Net revenue                                                          587          433           293          195           240
Time charter equivalent earnings (TCE)                               464          350           198          125           190
Gross profit                                                         315          240            98           38            90
EBITDA                                                               351          215            87           35            95
Operating profit                                                     303          179            60           14            74
Financial items                                                       (4)          26           100            1           (12)
Profit/(loss) before tax                                             299          205           160           15            62
Net profit for the year                                              299          187           160           70            44
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Non-current assets                                                 1,528        1,056           700          450           322
Total assets                                                       1,810        1,240           821          567           481
Shareholders' equity                                                 905          715           414          229           161
Liabilities                                                          905          524           408          337           278
Invested capital                                                   1,176          618           535          402           273
Net interest bearing debt                                            632          272           285          213           117
Cash and bonds                                                       157          124            80           74            98
-------------------------------------------------------------------------------------------------------------------------------
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CASH FLOW
From operating activities                                            261          228            75           33            82
From investing activities                                           (473)        (187)         (153)        (142)           (6)
   thereof investment in tangible fixed assets                      (636)        (187)         (170)        (121)          (67)
From financing activities                                            303           (3)           72           70           (62)
Cash etc. in companies acquired/divested                               0            0             0            0            (1)
Total Net cash flow                                                   91           38            (7)         (39)           12
-------------------------------------------------------------------------------------------------------------------------------
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KEY FINANCIAL FIGURES **)
Margins:
   TCE                                                              79.0%        80.8%         67.8%        63.9%         79.2%
   Gross profit                                                     53.7%        55.4%         33.6%        19.6%         37.6%
   EBITDA                                                           59.8%        49.7%         29.7%        17.7%         39.5%
   Operating profit                                                 51.6%        41.3%         20.5%         7.4%         30.6%
Return on Equity (RoE)                                              36.9%        33.1%         49.6%        35.7%         30.2%
Return on Invested Capital (RoIC) ***)                              33.8%        31.0%         12.8%         4.3%         25.4%
Equity ratio                                                        50.0%        57.7%         50.3%        40.4%         33.5%
Exchange rate USD/DKK, end of period                                 6.32         5.47          5.96         7.08          8.41
Exchange rate USD/DKK, average                                       6.00         5.99          6.59         7.89          8.32
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SHARE RELATED KEY FIGURES **)
Earnings per share, EPS (USD)                                        8.6          5.4           4.6          2.0           1.3
Diluted earnings per share, EPS (USD)                                8.6          5.3           4.5          2.0           1.3
Cash flow per share, CFPS (USD)                                      7.5          6.6           2.2          1.0           2.3
Proposed dividend per share (USD) ****)                              3.6          2.7           1.0          0.1           0.2
Proposed dividend per share (DKK)                                   23.0         15.0           6.0          1.0           2.0
Shares price in DKK, end of period (per share of DKK 10 each)      305.1        225.8          90.3         28.2          23.0
Number of shares, end of period (mill.)                             36.4         36.4          36.4         36.4          36.4
Number of shares (excl. treasury shares), average (mill.)           34.8         34.8          34.6         34.6          35.0
-------------------------------------------------------------------------------------------------------------------------------

*) The Group Financial Highlight figures for 2004 and 2005 have been prepared in accordance with IFRS. The comparative figures for 2001-2003 have not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the Danish accounting standards. The comparative figures for 2001-2003 have been translated from DKK to USD using the USD/DKK exchange rate at year-end for the year in question for the Balance sheet items and the average USD/DKK exchange rate for the year in question for the Income Statements items and Cash Flow. Consequently, some of the Key Financial Figures for 2001-2003 will be different compared to those presented in the Annual Report for 2004.

**) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.

***) Return on Invested Capital is defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders' equity plus Net interest bearing debt less Non-operating assets).

****) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year-end for the year in question.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: March 13, 2006
                                            By: /s/ Klaus Nyborg
                                            --------------------------
                                                    Klaus Nyborg
                                                    Chief Financial Officer



03810 0001 651384